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October 9, 2006

Charles Hill Drilling, Inc - a wholly owned subsidiary of Knight
Energy Corp.
Flournoy Lease Evaluation - REVISED
2930 Cheshire Way
Grand Prairie, TX  75052-8388

                                           Re: Valuation of Charles
                                           Hill Drilling, Inc.'s
                                           Working interest in
                                           Flournoy Lease, Stephens
                                           Co., TX

EXECUTIVE SUMMARY

An engineering and economic evaluation was performed on the Flournoy lease oil and gas property working interest owned by Charles Hill Drilling, Inc - a wholly owned subsidiary of Knight Energy Corp. This evaluation includes 8 oil and gas wells that have historically been productive, but recently were shut-in for TX Railroad Commission administrative reasons, one recently re-entered well and four future wells. All of the wells are operated by Charles Hill Drilling. Historical producers and the recent re-entry were assumed to be producing or capable of production for the purposes of this evaluation. Although all wells were shut-in at the effective date of this valuation, current productive potential was estimated to be approximately 125 MCFD and 0.3 BOPD gross, of which 101 MCFD and 0.23 BOPD is net to Charles Hill's interests. Remaining reserves, future cash flow and present worth values were calculated as of September 1, 2006. The attached Exhibit A lists the wells included in the evaluation with location and miscellaneous well information.

Information used in the evaluation was provided by Charles Hill Drilling, Inc., and was supplemented by data gathered from public sources. In general, very little data was available for this report and many assumptions were required. Summary results of this analysis are provided below and details are presented in referenced attachments. The pricing scenario utilized in the evaluation was determined based on fiscal year-end prices as of June 30, 2006. Projected reserves and financial values are summarized as follows:

        Net Reserve Summary and PV10 Forecast from June30, 2006

                         Oil      Gas      Cash Flow    PV 10
Reserve Categories      (MBO)    (MMCF)      ($M)       ($M)
------------------      -----    ------    ---------    -----
PDNP                     0.4     106.4       307.7      244.4
      Total Proved       0.4     106.4       307.7      244.4
      Total PROB         0.0     593.2       941.2       11.2

TOTAL All Categories     0.4     699.6     1,248.9      255.6



          Pinnacle Energy Services, LLC  -  page 1 of 4
          9420 Cedar Lake Ave.  Oklahoma City, OK  73114
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A one-line economic summary (by well) of the results from this evaluation is included in the attachments along with summary economics and a graph of gross production. Detailed results of the evaluation showing forecasts of production, reserves, revenues, and income for each well/lease are presented in a yearly format, and are attached and made part of this report. Lease summary reports have been included to provide details of the analysis.

EVALUATION METHODOLOGY AND RESERVES DISCUSSION

The group of 8 existing wells was evaluated as a combined lease. Each new well shown on Exhibit A was evaluated as an individual producing entity for the purposes of forecasting future production, remaining reserves, revenues, expenses and cash flow. Since wells in this evaluation include wells that are assumed to be capable of economic production and planned additional wells, Proved and Probable reserves have been valued as described below.

PRICING FORECAST

Reserve estimates and economic evaluations utilized posted fiscal year-end oil and natural gas prices as of June 30, 2006. Product prices were adjusted downward to reflect wellhead differentials, BTU content, field losses and usage, and gathering and compression costs (as calculated from an analysis of a several gas sales receipts) to estimate actual wellhead price received compared with posted prices. Adjustments to gas price for all of the factors mentioned above were included as a BTU adjustment and gathering fee as appropriate. Since no actual revenue data was available for oil prices, which are normally determined in a similar manner, posted prices were used less an assumed $3.00/bbl transportation adjustment. All price adjustments were applied on a per-well/lease basis in the economic evaluations. Oil and gas prices were held constant for the life of each well/lease.

Pre-adjustment forecast prices are as follows:

                               Posted prices as of June-06

     ----------------------------------------------------------
     Starting                       Oil              Gas
     ----------------------------------------------------------
     June 30, 2006           $63.90  / bbl      $4.39   / mmbtu
     ----------------------------------------------------------


EXPENSES

Lease operating expenses were estimated based on conversations with Charles Hill Drilling personnel. No data from lease operating statements was available to perform the customary analysis for determining base lease operating expenses. Overhead charges were not provided and therefore, were excluded from use in this analysis.
Since no data for actual expenses were analyzed, actual expenses may be significantly different from those assumed in this analysis and may significantly impact value as well as result in well life extending longer or being shorter than calculated herein.



          Pinnacle Energy Services, LLC  -  page 2 of 4
          9420 Cedar Lake Ave.  Oklahoma City, OK  73114
  Ofc: 405-810-9151  Fax: 405-843-4700        www.PinnacleEnergy.com


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FUTURE WELL INVESTMENTS

Future well investments were assumed to be $385,000 per well for a 4,800 foot well. This cost was verified to be reasonable, albeit on the low end of the expected cost range, by Charles Hill Drilling personnel. Pinnacle cannot be responsible for drilling costs that exceed or are less than this assumption.

WELL OWNERSHIP INTERESTS

Ownership interests for all wells were taken from lease information provided by Charles Hill Drilling, Inc.. Pinnacle performed no further detailed lease ownership or title checks nor did Pinnacle compare the gross and net revenue to the working or net interests and, therefore; can take no responsibility for the accuracy of ownership interests used in this evaluation.

FUTURE INCOME

Future net revenue in this report includes deductions for state production taxes. Future net income is after deducting these taxes, future capital costs if known, but before consideration of any state and/or federal income taxes. The future net income has not been adjusted for any outstanding loans that may exist nor does it include adjustments for cash on hand or undistributed income. No deductions were made for overhead, depletion, depreciation, interest expense, or any other indirect costs. Salvage value for equipment recovered at abandonment of properties was considered to be insignificant and no value was assigned. Future net income has been discounted at various annual rates, including a standard ten percent (10%), to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money.

RESERVE DETERMINATION

The estimated reserves, revenues and cashflow shown in this report were determined for Proved Developed Non-Producing (PDNP) and Probable reserves attributable to Charles Hill Drilling's net working and revenue interests. Active producing properties with sufficient historical production to estimate future production rates and reserves are referred to as Proved Developed Producing (PDP). In this evaluation, the shut-in historical producers and recent A-7 re-entry were classified as Proved Developed Non-Producing, the currently drilling well A-8 was classified as Probable Undeveloped and future wells were classified as Probable. Reserve categories/definitions adhered to by most evaluation engineers are published by the Society of Petroleum Evaluation Engineers and were used as the basis for determining reserve categories in this report. Insufficient geological and engineering data was made available to categorize reserves with a high degree of confidence.

Accuracy of production forecasts generally depends on the amount of historical production and pressure data available. The wells reviewed in this evaluation have had significant downtime that is problematic when forecasting future production with a reasonable degree of confidence.


          Pinnacle Energy Services, LLC  -  page 3 of 4
          9420 Cedar Lake Ave.  Oklahoma City, OK  73114
  Ofc: 405-810-9151  Fax: 405-843-4700        www.PinnacleEnergy.com

GENERAL

Reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using a number of assumptions about long-term productivity; however, accepted engineering practices were used and were primarily based on historical rate decline analysis for existing producers. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual related costs may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand in addition to other influencing factors, prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves and their value may increase or decrease in the future.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

This report's exhibits include one-line economic summaries for each well/lease, graphical production history and forecast decline curves for individual wells/leases, projected production and cashflow economic results by well/lease, and miscellaneous individual well/lease information. Additional information that was reviewed will be retained and is available for review at any time. Pinnacle Energy Services, L.L.C. can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Pinnacle Energy Services, LLC



Lance J. Galvin                            John Paul Dick, P.E.
Petroleum Engineer                         Petroleum Engineer


          Pinnacle Energy Services, LLC  -  page 4 of 4
          9420 Cedar Lake Ave.  Oklahoma City, OK  73114
  Ofc: 405-810-9151  Fax: 405-843-4700        www.PinnacleEnergy.com


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